Discovery Communications, LLC
8403 Colesville Road
Silver Spring, Maryland 20910

May 10, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Discovery Communications, LLC
Registration Statement on Form S-4
File No. 333-253397-01
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Discovery Communications, LLC (the “Issuer”) and the additional registrants listed in the Registration Statement (together, with the Issuer, the “Registrants”) on Form S-4 (File No. 333-253397-01), as amended (the “Registration Statement”) hereby request acceleration of the effective date of their Registration Statement, so that it may become effective at 9:00 a.m., Washington, D.C. time, on May 12, 2021 or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrants may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DISCOVERY COMMUNICATIONS, LLC

By:	/s/ Gunnar Wiedenfels
	Name:	Gunnar Wiedenfels
	Title:	Chief Financial Officer